Filed by Embraer-Empresa Brasileira de Aeronáutica S.A.
(formerly known as Rio Han Empreendimentos e Participações S.A.)
Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:  Embraer-Empresa Brasileira de Aeronáutica S.A.
Commission File No. 1-15102

          In connection with the restructuring (the “Restructuring”), Embraer (formerly known as Rio Han Empreendimentos e Participações S.A.) has filed a Registration Statement on Form F-4 (Registration No. 333-132289), which has been declared effective on March 13, 2006, and may file additional documents with the SEC.  Investors and security holders are urged to carefully read the Registration Statement and any other documents filed by Embraer when they become available, because they contain and/or will contain important information.  Investors and security holders may obtain copies of these documents for free, when available, at the SEC’s web site at www.sec.gov, as well as from Embraer’s web site at www.embraer.com, or by requesting such documents from Embraer at Av. Brigadeiro Faria Lima, 2,170, 12227-901 São José dos Campos, SP, Brazil, Attention: Anna Cecilia Bettencourt (telephone 55-12-3927-4404; fax 55-12-3922-6070; email: investor.relations@embraer.com.br).

          The document attached hereto may include forward-looking statements or statements about events or circumstances which have not occurred.  These forward-looking statements include, but are not limited to, statements regarding the benefits of the implementation of the Restructuring to Embraer and Embraer shareholders, including statements regarding improved access to capital markets and financing resources for future new program developments, and statements regarding the dispersed ownership and increased liquidity of Embraer common shares, as well as the possible effects thereof on the market capitalization of Embraer.  The company has based these forward-looking statements largely on its current expectations about the Restructuring, its implementation and the consequences arising therefrom.  These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: political and business conditions, both in Brazil and in Embraer’s markets; and existing and future government regulations in Brazil and abroad.

          The words “believes,” “may,” “will,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar words are intended to identify forward-looking statements.  Embraer undertakes no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors.  In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this communication might not occur.  Actual results could differ substantially from those anticipated in the forward-looking statements.

TABLE OF CONTENTS

1.     Notice to the Market (of Material Fact) dated March 31, 2006.